Form 6-K/A
                                 Amendment No. 1

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


    For the month of October, 2006          Commission File Number: 1-15142


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]   Assigned   File No.  ____________     No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

                                EXPLANATORY NOTE

This amendment is being furnished to amend the Report on Form 6-K furnished to the Securities and Exchange Commission on October 4, 2006 (the "Form 6-K"), and to provide revisions to the Reconciliation to Accounting Principles Generally Accepted in the U.S. (the "U.S. GAAP Reconciliation"). The U.S. GAAP Reconciliation set forth in the Form 6-K should no longer be relied upon.

This report on Form 6-K/A, dated October 4, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001. This report on Form 6-K is also specifically incorporated by reference into North American Palladium's registration statement on Form F-10 (File No. 333-133668) originally filed with the SEC on May 1, 2006, registration statement on Form F-10 (File No. 333-134764) originally filed with the SEC on June 6, 2006 and registration statement on Form F-10 (File No. 333-136317) originally filed with the SEC on August 4, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NORTH AMERICAN PALLADIUM LTD.


Date: October 4, 2006                           By: /s/ Mary Batoff
      ---------------------                         --------------------
                                                    Mary Batoff

                                                Title: Vice President, Legal and
                                                       Secretary

                                  EXHIBIT INDEX

Exhibit            Description of Exhibit
--------------------------------------------------------------------------------

1 Reconciliation to Accounting Principles Generally Accepted in the U.S.

                                                                       EXHIBIT 1

Reconciliation to Accounting Principles Generally Accepted in the U.S.

         The Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's unaudited interim consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"):


(Canadian funds in thousands of dollars, except per share amounts)
-------------------------------------------- -------------------------------- -------------------------------
                                                   Three months ended                Six months ended
                                                         June 30                         June 30
-------------------------------------------- -------------------------------- -------------------------------
                                                  2006            2005             2006            2005
-------------------------------------------- --------------- ---------------- --------------- ---------------

                                               (unaudited)      (unaudited)     (unaudited)     (unaudited)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Statement of operations and deficit:
-------------------------------------------- --------------- ---------------- --------------- ---------------

Loss under Canadian GAAP                       $    (11,325)    $    (15,228)   $    (15,466)   $    (22,964)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Capitalized interest (a)                                 --              176             603             380
-------------------------------------------- --------------- ---------------- --------------- ---------------
Amortization of capitalized interest (a)                (82)             (16)            (97)            (32)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Concentrates and crushed and broken ore
stockpiles (b)                                           --               --              --          (2,944)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Derivative financial instruments (c)                     --            1,449             277           1,034
-------------------------------------------- --------------- ---------------- --------------- ---------------
Tax liability on flow-through financing (e)              --               --            (143)         (1,116)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Accretion expense relating to convertible
notes (h)                                              (130)              --            (130)             --
-------------------------------------------- --------------- ---------------- --------------- ---------------
Amortization of deferred financing costs (h)           (103)              --            (103)             --
-------------------------------------------- --------------- ---------------- --------------- ---------------
Fair value adjustment on embedded
derivatives and common share purchase
warrants (h)                                          7,984               --           7,984              --
-------------------------------------------- --------------- ---------------- --------------- ---------------

Loss and comprehensive loss under U.S. GAAP    $     (3,656)   $     (13,619)   $     (7,075)   $    (25,642)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Basic and diluted loss per share under
U.S. GAAP                                      $      (0.07)   $       (0.26)   $      (0.14)   $      (0.49)
-------------------------------------------- --------------- ---------------- --------------- ---------------

------------------------------------------------------------------ --------------------- --------------------
                                                                         June 30,           December 31,
Balance sheets:                                                            2006                 2005
------------------------------------------------------------------ --------------------- --------------------
                                                                       (unaudited)
------------------------------------------------------------------ --------------------- --------------------
                                                                            $                     $

------------------------------------------------------------------ --------------------- --------------------
Current assets (b) and (c)                                                       94,542               70,417
------------------------------------------------------------------ --------------------- --------------------
Mining interests (a)                                                            160,653              161,108
------------------------------------------------------------------ --------------------- --------------------
Crushed and broken ore stockpiles - long term (b)                                   274                  239
------------------------------------------------------------------ --------------------- --------------------
Deferred financing costs (h)                                                      2,257                  654
------------------------------------------------------------------ --------------------- --------------------
Liabilities - current portion of convertible notes
payable (h)                                                                       5,133                   --
------------------------------------------------------------------ --------------------- --------------------
            - convertible notes payable (h)                                      28,600                   --
------------------------------------------------------------------ --------------------- --------------------
            - embedded derivatives (h)                                            9,108                   --
------------------------------------------------------------------ --------------------- --------------------
            - common share purchase warrants (h)                                  6,238                   --
------------------------------------------------------------------ --------------------- --------------------
Common share capital and common share purchase warrants
(d),(e),(h)                                                                     334,306              331,137
------------------------------------------------------------------ --------------------- --------------------
Equity component of convertible notes payable (h)                                    --                   --
------------------------------------------------------------------ --------------------- --------------------
Deficit (d),(e),(h)                                                            (172,236)            (165,161)
------------------------------------------------------------------ --------------------- --------------------

         (a) Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For the three and six month periods ended June 30, 2006, interest of $Nil and $603, respectively, has been capitalized related to the investment in the underground development, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

         (b) The cost of the Company's concentrate inventory and crushed and broken ore stockpiles is determined using the average production costs including an allocation of the amortization of production related assets. At June 30, 2006, the Company recorded its concentrate inventory and crushed and broken ore stockpiles at their net realizable value. Amounts deducted under U.S. GAAP for the three and six months ended June 30, 2005 include amounts previously included in the cost of these inventories under U.S. GAAP for periods prior to January 1, 2004, the date the Company commenced including amortization in the cost of inventories under Canadian GAAP.

         (c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

         (d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at June 30, 2006 and December 31, 2005.

         (e) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

         (f) U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at June 30, 2006, these amounts were as follows: trade payables and accruals - $12,269; other accruals - $2,447.

         (g) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

         (h) Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument. The Company allocated the gross proceeds received to the debt and equity components of the notes and the warrants on a relative fair value basis. The Series I proceeds received were allocated as follows; US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II proceeds were allocated as follows:
US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. Issuance costs of $2,364 were allocated pro-rata to the debt ($1,398) and equity components ($589) and to the associated warrants ($377) on a relative fair value basis. The issuance costs related to the debt components will be amortized over the respective terms of the convertible notes on an effective yield basis (Series I- 42%; Series II- 28%). In addition, a liability (the "Equity Premium") was recognized for the holders' option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $2,460 during the three months ended June 30, 2006 of which $576 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at June 30, 2006.

Under U.S. GAAP, an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract must be measured at fair value and presented as a liability. Changes in fair value of the embedded derivatives are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the convertible notes payable and that are measured at fair value consist of; the holders' conversion right, the holders' call option to purchase an additional US$10 million principal amount of convertible notes, the

Company's contingent conversion option and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, there is no requirement to identify and measure the other embedded derivatives.

Under U.S. GAAP, the common share warrants are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of operations and deficit at each reporting date.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

All of the issuance costs related to the convertible note issuances are recognized as deferred financing costs under U.S. GAAP and are amortized to the consolidated statements of operations and deficit using the effective yield basis over the respective terms of the notes. The Series I notes and Series II notes carry an effective yield of 49% and 25%, respectively.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S.GAAP.

Adoption of new United States accounting pronouncements
-------------------------------------------------------

In November 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. The adoption of FAS No. 151 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In December 2004, FAS No. 123 (revised) "Share-Based Payment", was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FAS No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The adoption of FAS No. 123 (revised) on January 1, 2006 by the Company, using the modified prospective application method, had no material impact on the consolidated financial statements.

In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3". FAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. FAS No.154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. The adoption of FAS No. 154 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

In March 2005, the FASB ratified EITF 04-06 "Accounting for Stripping Costs in the Mining Industry". The consensus reached is that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The adoption of EITF 04-06 on January 1, 2006 by the Company had no material impact on the consolidated financial statements.

Impact of recently issued United States accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155") - an amendment of SFAS No. 133 and SFAS
140. SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests in that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after January 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" ("SFAS 157") was issued September 2006. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The Company is currently reviewing the impact of this statement.

FASB Interpretation No.48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48") was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently reviewing the impact on this interpretation which will become effective for fiscal years beginning after December 15, 2006, specifically, January 1, 2007 for the Company.